Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS

UNAUDITED

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	June 30,
	2014	2015
	Audited	Unaudited
Assets
Current Assets:
Cash and cash equivalents	$101,183	$72,242
Short-term bank deposits	15,000	55,656
Accounts receivable (net of allowance of $1,035 and $1,047 in 2014 and 2015, respectively)	30,808	19,323
Prepaid expenses and other current assets	12,164	14,125
Total Current Assets	159,155	161,346

Property and equipment, net	12,180	12,240
Intangible assets, net	16,890	13,051
Goodwill	164,092	171,755
Other assets	3,822	3,381
Total Assets	$356,139	$361,773
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$21,173	$15,079
Accrued expenses and other liabilities	26,241	15,148
Current maturities of long-term loans and convertible debt	2,300	9,697
Deferred revenues	7,323	7,653
Payment obligation related to acquisitions	8,587	7,646
Total Current Liabilities	65,624	55,223
Long-Term Liabilities:
Convertible debt	35,752	29,589
Payment obligation related to acquisitions	5,058	-
Other long-term liabilities	3,708	3,605
Total Liabilities	110,142	88,417
Commitments and Contingencies
Shareholders' Equity:
Ordinary shares of ILS 0.01 par value - Authorized: 120,000,000 shares; Issued: 69,548,450 and 71,296,156 shares at December 31, 2014 and June 30, 2015, respectively; Outstanding: 69,202,431 and 70,950,137 shares at December 31, 2014 and June 30, 2015, respectively	189	194
Additional paid-in capital	203,984	211,955
Treasury shares at cost (346,019 shares at December 31, 2014 and June 30, 2015)	(1,002)	(1,002)
Accumulated other comprehensive income	-	429
Retained earnings	42,826	61,780
Total Shareholders' Equity	245,997	273,356
Total Liabilities and Shareholders' Equity	$356,139	$361,773

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except per share data)

	Six months ended June 30
	2014	2015
Revenues:
Search	$189,346	$83,712
Advertising and other	35,012	16,994
Total Revenues	224,358	100,706

Costs and Expenses:
Cost of revenues	12,963	5,626
Customer acquisition costs	115,542	35,143
Research and development	23,959	13,139
Selling and marketing	10,509	11,737
General and administrative	19,955	10,924
Gain on reversal of contingent consideration, net of impairment	-	(2,397)
Total Costs and Expenses	182,928	74,172

Income from Operations	41,430	26,534
Financial expense, net	867	1,058

Income before Taxes on Income	40,563	25,476
Taxes on income	9,060	6,522

Net Income	$31,503	$18,954

Net Earnings per Share - Basic	$0.47	$0.27

Net Earnings per Share - Diluted	$0.46	$0.27

Weighted average number of shares - Basic	67,326	70,623

Weighted average number of shares - Diluted	69,040	70,764

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30
	2014	2015

Net income	$31,503	$18,954

Unrealized gain from cash-flow hedges, net of taxes	62	435
Foreign currency translation	-	(6)

Comprehensive Income	$31,565	$19,383

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in capital	Accum. other comprehensive income	Retained earnings	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2013 (audited)	54,753,582	147	10,882	-	-	(1,002)	10,027

Issuance of shares related to acquisitions	13,124,100	38	171,514	-	-	-	171,552
Acquisition related expenses paid by the shareholders	-	-	3,060	-	-	-	3,060
Contribution by shareholders	-	-	1,803	-	-	-	1,803
Stock-based compensation	-	-	15,145	-	-	-	15,145
Exercise of stock options	1,324,749	4	1,580	-	-	-	1,584
Net income	-	-	-	-	42,826	-	42,826

Balance as of December 31, 2014 (audited)	69,202,431	189	203,984	-	42,826	(1,002)	245,997

Issuance of shares related to acquisitions	1,456,508	4	4,554	-	-	-	4,558
Stock-based compensation	-	-	3,404	-	-	-	3,404
Exercise of stock options and vesting of restricted stock units	291,198	1	13	-	-	-	14
Other comprehensive income	-	-	-	429	-	-	429
Net income	-	-	-	-	18,954	-	18,954

Balance as of June 30, 2015 (unaudited)	70,950,137	194	211,955	429	61,780	(1,002)	273,356

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30
	2014	2015
Operating activities:
Net income	$31,503	$18,954

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,193	4,583
Impairment of intangible assets	-	4,167
Stock-based compensation expense	8,309	3,307
Issuance of shares related to acquisition	-	63
Acquisition related expenses paid by shareholders	3,060	-
Accrued interest, net	11	(71)
Deferred taxes, net	(2,369)	941
Accrued severance pay, net	89	167
Change in payment obligation related to acquisition	452	(5,577)
Fair value revaluation - convertible debt	-	1,780
Loss from sale of property and equipment	-	22
Net changes in operating assets and liabilities:
Accounts receivable, net	(36,254)	12,148
Prepaid expenses and other current assets	(4,150)	(2,319)
Other assets	(660)	115
Accounts payable	10,206	(5,199)
Accrued expenses and other liabilities	517	(13,323)
Deferred revenues	1,003	206
Net cash provided by operating activities	$21,910	$19,964

Investing activities:
Purchases of property and equipment	$(3,113)	$(1,408)
Proceeds from sale of property and equipment	-	21
Purchase of property and equipment on behalf of landlord	(4,515)	-
Capitalization of development costs	-	(1,228)
Restricted cash, net	(1,073)	50
Short-term deposits, net	-	(40,656)
Cash paid for the acquisition of Make Me Reach SAS, net of cash acquired	-	(4,533)
Cash acquired through the acquisition of Perion Network Ltd.	23,364	-
Net cash provided by (used in) investing activities	$14,663	$(47,754)

Financing activities:
Exercise of stock options	1,139	14
Contribution by shareholders	585	-
Payments made in connection with acquisition	(2,545)	-
Repayment of long-term loans	(1,150)	(1,150)
Net cash used in financing activities	$(1,971)	$(1,136)
Effect of exchange rate changes on cash and cash equivalents	-	(15)
Net increase (decrease) in cash and cash equivalents	$34,602	$(28,941)
Cash and cash equivalents at beginning of period	949	101,183
Cash and cash equivalents at end of period	$35,551	$72,242

Supplemental Disclosure of Cash Flow Activities:
Issuance of shares in connection with acquisitions	$165,795	$4,558
Contribution by shareholders	$1,218	$-
Acquisition related expenses paid by shareholders	$3,060	$-
Purchase of property and equipment on credit	$-	$(1,196)
Stock-based compensation that was capitalized as part of the capitalization of development costs	$-	$(34)

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global performance-based media and internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions, including mobile marketing platforms, to monetize their application or content and expand their reach to larger audiences. The Company generates revenues primarily through online search and advertising.

On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS (see Note 3).

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.           Interim Financial Statements

The accompanying consolidated balance sheet as of June 30, 2015, the consolidated statements of income, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2014 and 2015, as well as the statement of changes in shareholders' equity for the six months ended June 30, 2015, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In the management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2015, as well as its results of operations and cash flows for the six months ended June 30, 2014 and 2015. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on April 6, 2015.

b.           Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, the Company's management evaluates its estimates, including those related to accounts receivable, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of the Company’s assets and liabilities.

c.           Impairment of long-lived assets and intangible assets subject to amortization

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with Accounting Standards Codification ("ASC") No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The recoverability of these assets is measured by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company's assumptions include those that market participants will consider in valuations of similar assets.

For the six months ended June 30, 2015, the Company recorded impairment charges of $4,167 with respect to intangible assets subject to amortization (see Note 4).

d.           Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC No. 350, "Intangibles – Goodwill and Other", at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the six months ended June 30, 2015, no such impairment losses were recorded.

Starting 2014, the Company operates in two operating segments, the search-based monetization for the desktop and mobile advertising. Each of the operating segments consists of one reporting unit. For the six months ended June 30, 2015, the search-based monetization operating segment constitutes of 97% of the consolidated revenues and 91% of the consolidated net income. In addition, as of June 30, 2015, the search-based monetization operating segment constitutes of 90% of the consolidated assets.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives. The acquired customer arrangements, technology and logo are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such intangible assets as compared to the straight-line method.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

e.           Fair value of financial instruments

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company follows the provisions of ASC No. 820, "Fair Value Measurement" ("ASC 820"), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

•	Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
•	Level 2 - Other inputs that are directly or indirectly observable in the market place.
•	Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2015:

	June 30, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$2,249	$-	$2,249

Total financial assets	$-	$2,249	$-	$2,249

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$7,646	$7,646
Derivative liabilities	-	18	-	18
Convertible debt	36,986	-	-	36,986

Total financial liabilities	$36,986	$18	$7,646	$44,650

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$1,349	$-	$1,349

Total financial assets	$-	$1,349	$-	$1,349

Liabilities:
Payment obligation in connection with acquisitions	$-	$-	$13,645	$13,645
Derivative liabilities	$-	$1,779	$-	$1,779
Convertible debt	$35,752	$-	$-	$35,752

Total financial liabilities	$35,752	$1,779	$13,645	$51,176

The following table summarizes the changes in the Company’s liabilities measured at fair value using significant unobservable inputs (Level 3), during the six months ended June 30, 2015:

$

Total fair value as of January 1, 2015	13,645

Accretion of contingent liability related to acquisition	594
Reversal of contingent liability related to acquisition, net	(6,564)
Changes in fair value recognized in earnings with respect to the employees of Grow Mobile	160
Reclassification to accrued expenses	(189)

Total fair value as of June 30, 2015	7,646

f.	Internal-use Software Development

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful life of the software. Costs related to design or maintenance of internal-use software are expensed as incurred. For the six months ended June 30, 2014 and 2015, the Company capitalized $0 and $1,262 (including $34 of stock-based compensation), respectively. Amortization has not yet begun.

g.	Impact of recently issued accounting standard not yet adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard was expected to be effective for entities like the Company in the first quarter of 2017. However, on July 9, 2015, the FASB agreed to delay the effective date of this standard to annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	ACQUISITIONS

a.	Make Me Reach SAS

On February 10, 2015, the Company consummated the acquisition of 100% of the shares of Make Me Reach SAS, a private French Company headquartered in Paris, France ("MMR"). MMR enables mobile app developers to efficiently and effectively scale their advertising campaigns on social media, with a specific focus on optimizing mobile ad campaigns. MMR is a Facebook Preferred Marketing Developer (PMD) and Twitter Marketing Platform Partner (MPP).

The acquisition of MMR is part of the Company’s strategy to channel its future growth efforts towards the mobile advertising market, to extend its mobile marketing technology by adding the ability to advertise on social media and to provide developers a more effective mobile advertising tool. Additionally, the acquisition of MMR establishes the Company’s first office in Europe which will lead the European sales efforts.

The acquisition has been accounted for as a business combination under ASC No. 805, “Business Combination”. The Purchase price was $6,394 in cash adjusted for working capital adjustment and $4,378 in form of 1,437,510 ordinary shares. In the subsequent 12 months, the Company may be required to pay additional $442 in cash and issue an additional $442 in ordinary shares to the founder of MMR, subject to retention conditions. In addition, certain key employees of MMR are entitled to retention payments in an aggregate amount of $775, of which $144 in cash and $63 in the form of 18,998 ordinary shares were paid upon closing. An additional $360 in cash and $208 in ordinary shares may be paid to such key employees in the 12 months post-closing, subject to retention conditions.

In addition, the Company incurred acquisition related costs in a total amount of $123 which are included in general and administrative expenses. Acquisition related costs include legal and accounting fees, as well as other external costs directly related to the acquisition.

The preliminary allocation of the purchase price to assets acquired and liabilities assumed was as follows:

$

Cash	1,050
Accounts receivable	666
Prepaid expenses and other assets	86
Property and equipment	87
Accounts payable	(305)
Accrued expenses and other liabilities	(644)
Deferred revenues	(126)
Deferred tax liability	(1,159)
Intangible assets	3,454
Goodwill	7,663

Total purchase price	10,772

The following table sets forth the components of intangible assets associated with the acquisition:

	$	Estimated useful life

Acquired technology	1,261	5 years
Customer relationships	395	5 years
Distribution channel	1,798	5 years

Total amount allocated to intangible assets	3,454

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, the best use of the acquired assets and estimates of future performance of MMR's products. In its allocation, the Company also conducted a valuation of intangible assets based on a market participant approach to valuation using an income approach and in connection therewith considered the report of an independent third party valuation firm and estimates and assumptions provided by management.

Pro forma results of operations for the acquisition of MMR have not been presented because they are not material to the interim consolidated results of operations.

b.	Grow Mobile LLC

On July 15, 2014, the Company completed the acquisition of 100% of the shares of Grow Mobile LLC, a Delaware corporation ("Grow Mobile"). Grow Mobile provides an innovative platform for mobile advertising that enables developers to buy, track, optimize, and scale user acquisition campaigns from a single dashboard. For the acquisition of Grow Mobile, the Company paid a total consideration of $17,000 in cash and in shares, and the sellers were entitled for an additional milestones-based contingent consideration of up to $25,000 in cash and in shares (the “Contingent Payment”).

On July 8, 2015, the Company, the representative of Grow Mobile’s security holders and Grow Mobile's former security holders, entered into an agreement which amends the acquisition agreement that was signed in July 2014 (the “Amendment”). Under the Amendment, the Contingent Payment will be cancelled and in exchange, the Company agreed to pay $2,500 of which $1,500 were paid in cash and $1,000 in the form of 315,263 shares that were issued to Grow Mobile’s former security holders (the “Release Payment”). In addition, the Company also agreed to accelerate the release of $1,500 which were deposited with an escrow fund as part of the acquisition of Grow Mobile and were originally scheduled to be released on September 30, 2016 (the “Escrow Deposit”). Under the Amendment, $1,000 of the Escrow Deposit were released immediately upon signing, with the remaining balance of $500 to be released on December 31, 2015.

As a result of the Amendment, the Company recorded a net gain of $6,564, comprising of the reversal of $9,064 previously accrued Contingent Payment, net of $2,500 accrual of the Release Payment. Such gain is included in gain on reversal of contingent consideration net of impairment in the statement of income for the six months ended June 30, 2015.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:            GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the carrying amount of goodwill in the six months ended June 30, 2015 were as follows:

$

Balance as of January 1, 2015	164,092

Acquisition of Make Me Reach	7,663

Balance as of June 30, 2015 (unaudited)	171,755

b.	Intangible assets, net

	December 31, 2014	Additions	Amortization	Impairment	Disposals	June 30, 2015
	$	$	$	$	$	$
	Audited					Unaudited

Acquired technology	38,515	1,261	-	-	(28,515)	11,261
Accumulated amortization	(15,698)	-	(2,163)	-	11,107	(6,754)
Impairment	(14,347)	-	-	(3,061)	17,408	-
Acquired technology, net	8,470	1,261	(2,163)	(3,061)	-	4,507

In-process R&D	2,000	-	-	-	(2,000)	-
Accumulated amortization	-	-	-	-	-	-
Impairment	(2,000)	-	-	-	2,000	-
In-process R&D, net	-	-	-	-	-	-

Tradename and other	15,055	2,193	-	-	(6,474)	10,774
Accumulated amortization	(3,041)	-	(963)	-	1,774	(2,230)
Impairment	(3,594)	-	-	(1,106)	4,700	-
Tradename and other, net	8,420	2,193	(963)	(1,106)	-	8,544

Intangible assets, net	16,890	3,454	(3,126)	(4,167)	-	13,051

In June 2015, the Company performed an impairment review of intangible assets that were recognized in connection with the acquisition of Grow Mobile as a result of lower sales and cash flows than anticipated, which resulted in impairments of all intangible assets that were acquired in the total amount of $4,167. The impairment amount is included in gain on reversal of contingent consideration, net of impairment in the statement of income for the six months ended June 30, 2015. The related deferred tax liability in the amount of $1,667 has also been written off and is included in taxes on income, as tax benefit, for the six months ended June 30, 2015.

Amortization of other intangible assets, net, in each of the succeeding five years and thereafter is estimated as follows:

$

2015 (six months ending December 31)	2,416
2016	2,966
2017	2,130
2018	1,620
2019	1,419
Thereafter	2,500

13,051

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: DERIVATIVES AND HEDGING ACTIVITES

The Company follows the requirements of ASC No. 815, ”Derivatives and Hedging” (“ASC 815”), which requires companies to recognize all of their derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

To protect against the increase in value of forecasted foreign currency cash flow resulting mainly from salaries and related benefits and taxes paid in New Israeli Shekels (“ILS”) during the year, the Company hedges portions of its anticipated payroll denominated in ILS for a period of one to twelve months with forward and options contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the ILS, the decline in present value of future ILS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens, the increase in the present value of future ILS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

Additionally, in order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate in connection with the convertible debt (see note 6), the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS. However, due to the different risk components of the SWAP and the convertible debt, the SWAP does not qualify and was not designated as a cash flow hedge under ASC 815.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any gain or loss on a derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item is recognized in current earnings during the period of change.

As of June 30, 2015 and December 31, 2014, the notional principal amount of the Hedging Contracts and SWAP held by the Company was $43,361 and $43,520, respectively.

The fair value of the Company’s outstanding derivative instruments is as follows:

	December 31,	June 30,
	2014	2015
	Audited	Unaudited
Derivative assets:
SWAP	$141	$1,617
Option contracts	1,208	167
Forward contracts	-	465

Total assets	$1,349	$2,249

Derivative liabilities:
Option contracts	1,779	18

Total liabilities	$1,779	$18

The Company recorded the fair value of derivative assets in Prepaid expenses and other current assets, and the fair value of derivative liabilities in Accrued expenses and other liabilities on its interim consolidated balance sheets.

The increase in unrealized gains (losses) recognized in accumulated other comprehensive income (loss) on derivatives, is as follows:

	Six months ended June 30,
	2014	2015
	Unaudited	Unaudited

Option contracts	$62	$150
Forward contracts	-	285

Total unrealized gain (loss)	$62	$435

The net (gains) losses reclassified from accumulated other comprehensive income (loss) to the operating expenses are as follows:

	Six months ended June 30,
	2014	2015
	Unaudited	Unaudited

Option contracts	$(3)	$(20)
Forward contracts	(18)	(18)

Total realized gain (loss)	$(21)	$(38)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	CONVERTIBLE DEBT

In September 2014, the Company completed a public offering in Israel of its Series L Convertible Bonds (the "Bonds"). The Company issued Bonds with an aggregate par value of approximately ILS 143,500 thousands ($38,100 as of June 30, 2015). The Bonds were issued at a purchase price equal to 96.5% of their par value and bear annual interest at a rate of 5%, payable semi-annually. The proceeds of the offering, before issuance costs of $741, amounted to $37,852. The principal of the Bonds, denominated in ILS, will be repaid in five equal annual instalments commencing on March 31, 2016.

The Bonds are convertible, at the election of each holder, into the Company’s ordinary shares at a conversion price of ILS 33.605 per share ($8.92 on June 30, 2015) from the date of issuance and until March 15, 2020. The ordinary shares issued upon conversion of the Bonds will be listed on the NASDAQ Stock Market (“Nasdaq”) and the Tel-Aviv Stock Exchange (“TASE”), to extent that the Company's ordinary shares are listed thereon at the time of conversion. The conversion price is subject to adjustment in the event that the Company effects a share split or reverse share split, a rights offering or a distribution of bonus shares or a cash dividend.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion after December 1, 2014, subject to certain conditions.

The Company elected to apply the fair value option in accordance with ASC No. 825, “Financial Instruments”, to the Bonds and therefore all unrealized gains and losses are recognized in earnings. As of June 30, 2015, the fair value of the Bonds, based on its quoted price at the TASE and including accrued interest of $474, was $37,460.

The changes of the convertible debt in the six months ended June 30, 2015 were as follows:

$

Balance as of January 1, 2015	35,752

Accrued interest	839
Change in fair value	1,780
Payment of interest	(911)

Balance as of June 30, 2015 *	37,460

* Includes accrued interest of $474

In order to mitigate the potential adverse impact of the fluctuations in the ILS-USD exchange rate, the Company has entered into a cross currency interest rate SWAP agreement (the “SWAP”) in order to hedge the future interest and principal payments, which are all denominated in ILS.

As of June 30, 2015, the Company satisfies all of the financial covenants associated with both, the Bonds and the SWAP.

As of June 30, 2015, the aggregate principal annual payments of the bonds are as follows:

Repayment amount
$

2016	7,620
2017	7,620
2018	7,620
2019	7,620
2020	7,620

38,100

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Office lease commitments

In January 2014, the Company entered into a lease agreement for new corporate offices in Holon, Israel. The lease expires in January 2025, with an option by the Company to extend for two additional terms of 24 months each. Additionally, the Company may choose an early termination in November 2019. On September 1, 2014, the Company moved all of its Israeli personnel to Holon.

Additionally, two of the Company’s subsidiaries in the U.S. and one subsidiary in France, lease their offices in San-Francisco, CA, Redmond, WA and in Paris. The lease agreements expire in December 2019, December 2015 and October 2017, respectively.

Furthermore, the Company leases motor vehicles for employees under operating lease agreements.

Aggregate minimum lease commitments under the aforesaid non-cancelable operating leases as of June 30, 2015 are as follows:

$

2015 (six months ending December 31)	1,492
2016	2,319
2017	2,370
2018	2,179
Thereafter	11,457

19,817

b.	Contingent purchase obligation

On November 30, 2012, the Company completed the acquisition of 100% of the shares of Sweet IM Ltd. (“SweetIM”), an Israeli-based consumer internet company that develops a variety of applications. Pursuant to the terms of the Share Purchase Agreement (“SPA”) between the Company and SweetIM, the Company was obligated to pay SweetIM's former shareholders, among other payments, a payment of up to $ 7,500 in cash in May 2014, if certain milestones were met (the “Contingent Payment”). The milestones were based on the Company's revenues in 2013, and the absence of certain changes in the industry in which the Company operates. On May 28, 2014, the Company paid $2,500 on account of the Contingent Payment. Following such payment, on June 22, 2014, SweetIM’s former Shareholders’ representative has delivered to the Company a notice in which they claim that the Company owes SweetIM’s shareholders the entire Contingent Payment. The parties have agreed on the identity of an arbitrator, and currently arbitration procedures are being held. The Company believes that the claim is without merit and has submitted to the arbitrator a statement of defense accordingly. Until this dispute is resolved, the Company will maintain the $5,000 liability in its financial statements that was recorded at the time it entered into the SPA.

c.             Legal Matters

In November 2013, MyMail, Ltd. (“MyMail”), a non-practicing entity, filed a lawsuit in the Eastern District of Texas alleging that ClientConnect's toolbar technology infringes one of its U.S. patents issued in September 2012 and demanding an injunction and monetary payments. In November 2014, the Company filed a Petition for Inter Partes Review ("IPR") in the United States Patent & Trademark Office, challenging the validity of the asserted claims of the patent in question. On December 31, 2014, MyMail filed an unopposed motion to stay the district court case pending resolution of the Petition for IPR. On January 9, 2015, the court granted a stay pending resolution of the Petition for IPR and on March 9, 2015, MyMail filed a Patent Owner Preliminary Response. On June 8, 2015, the United States Patent & Trademark Office Board issued a decision instituting inter partes review of certain claims and a scheduling order. The Company is unable to predict the outcome or range of possible loss at this stage, believes that it has strong defenses against this lawsuit and intends to defend against it vigorously.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Stock Options and Restricted Stock Units

The Company’s Equity Incentive Plan (the “Plan”) was initially adopted in 2003 and had an initial term of ten years from adoption. On December 9, 2012, the Company’s Board of Directors extended the term of the Plan for an additional ten years. In addition, on August 7, 2013, the Company’s Board of Directors approved amendments to the Plan to include the ability to grant RSUs and restricted stock.

The contractual term of the stock options is generally no more than five years and the vesting period of the options and RSUs granted under the Plan is between 1 and 3 years from the date of grant. The rights of the ordinary shares obtained from the exercise of stock options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2015, there were 4,785,567 ordinary shares reserved for future stock-based awards under the Plan.

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2015:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	3,339,412	$8.85	2.93	$348
Granted	2,479,500	$3.48
Exercised	(6,400)	$2.00
Cancelled	(258,662)	$7.58
Forfeited	(798,813)	$8.23

Outstanding at June 30, 2015	4,755,037	$6.24	3.11	$91

Exercisable at June 30, 2015	1,297,717	$7.09	1.94	$66

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2015:

	Number of RSUs	Weighted average grant date fair value

Unvested at January 1, 2015	1,397,300	$12.45
Granted	-
Vested	(284,798)	$12.32
Cancelled	(316,982)	$12.07

Unvested at June 30, 2015	795,520	$12.64

NOTE 9: INCOME TAXES

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5%. The corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years.

Israeli companies are entitled to Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"). Commencing 2011, Perion and its Israeli subsidiaries elected to apply the new Preferred Enterprise benefits under the Law which include reduced tax rates of currently 16%.

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:	EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2014	2015
Numerator:
Net income attributable to ordinary shares (basic and diluted)	$31,503	$18,954

Denominator:
Weighted average number of ordinary shares outstanding during the period	67,325,808	70,623,006
Weighted average effect of dilutive securities:
Shares to be issued in connection with acquisition	-	64,697
Employee stock options and restricted stock units	1,714,560	76,316

Diluted number of ordinary shares outstanding	69,040,368	70,764,019

Net earnings per ordinary share - Basic	$0.47	$0.27

Net earnings per ordinary share - Diluted	$0.46	$0.27

Ordinary shares equivalents excluded because their effect would have been anti-dilutive	2,621,487	9,967,014

NOTE 11: RESTRUCTURING COSTS

In November 2014, the Company initiated a restructuring plan of its search monetization business, mainly to reduce workforce, close or consolidate certain facilities, as well as other cost saving measures.

As of June 30, 2015, the restructuring accrual on the balance sheet amounted to $459.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:           MAJOR CUSTOMER

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior could adversely affect the Company’s operating results.

The following table sets forth one customer that represented more than 10% of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2014	2015

Customer A	70%	90%

The following table sets forth one of the customers that accounted for more than 10% of the total accounts receivable as of December 31, 2014 and June 30, 2015:

	December 31	June 30
	2014	2015

Customer A	65%	71%

NOTE 13:            GEOGRAPHIC INFORMATION

The following table presents the total revenues for the six months ended June 30, 2014 and 2015, allocated to the geographic areas in which it was generated:

	Six months ended June 30
	2014	2015
	Unaudited	Unaudited

North America (mainly U.S.)	$167,165	$78,592
Europe	44,618	17,952
Other	12,575	4,162

	$224,358	$100,706

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents the locations of the Company’s property and equipment as of December 31, 2014 and June 30, 2015:

	December 31,	June 30,
	2014	2015
	Audited	Unaudited

Israel	$9,952	$10,371
U.S.	1,460	1,219
Europe	768	650

	$12,180	$12,240

NOTE 14: SUBSEQUENT EVENTS

On July 1, 2015, the Company entered into retention award agreements with certain employees of Grow Mobile. The service-based retention awards, totaling $450, will be paid in four semi-annual payments, according to a pre-defined payment schedule, through June 30, 2017.